Via Facsimile and U.S. Mail

January 27, 2011

William P. Kaplan, Esq.
Vice President, General Counsel and Corporate Secretary
Telik, Inc.
3165 Porter Drive
Palo Alto, CA 94304

Re: Telik, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 2, 2010
File Number: 000-31265

Dear Mr. Kaplan:

We have reviewed your correspondence dated January 4, 2011 and we have the following additional comment.

Please respond to this letter within ten business days by providing the requested information. If you do not believe this comment applies to your facts or circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Item 1. Business

Manufacturing, page 11

1. We note your response to our prior comment 2. With respect to Patheon Inc., please further explain what you mean by "proposals" into which you have entered with them. For example, you note in your disclosure that Patheon is your sole supplier of TELINTRA but in your response you state that you have no ongoing or future supply efforts under these agreements. Please either reconcile the discrepancy in these statements or file the Patheon proposals as an exhibit in a future filing. Also, in your response you state that you will disclose in your next Form 10-K the Company's current business relationship with Isochem and Patheon, as well as the availability of potential alternative sources of the active ingredient in TELINTRA and TELINTRA tablets. Please provide us with a draft of such disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scot Foley at (202) 551-3383 or Sebastian Gomez Abero at (202) 551-3578 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director